NEWS RELEASE

“Private Placement”

February 17, 2005	TSX-V: ARS

Vancouver, B.C. - Augusta Resource Corporation (the “Company”) announces it has arranged a non-brokered private placement of 2,000,000 units at $2.00 per unit. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $2.50 for a period of one year. A finders’ fee is payable in connection with this transaction. Proceeds from the placement will be used towards the Mount Hamilton Gold Project and general working capital.

The above is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

“Richard W. Warke”
_____________________________
Richard W. Warke
President

No Stock Exchange has approved or disapproved the information contained in this News Release.
For additional information, contact Investor Relations
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com